By Facsimile: (212) 455-2502

							November 4, 2005

Robert E. Spatt, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

Re:  	Tender Offer for Placer Dome Inc. by Barrick Gold
	Corporation
	Schedule 14D-9-C filed November 3, 2005
	File No. 005-52643

Dear Mr. Spatt:

	We have the following comments on the above-referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Schedule 14D-9-C

1. Please explain the basis for Placer Dome`s conclusion that "U.S. holders own more than 40% of Placer Dome`s outstanding common shares, as calculated under applicable U.S. securities laws." See
Note 1 to Rule 14d-1(b) of Regulation 14D.

2. Please provide us with your legal analysis as to why, even if the Form F-8 is unavailable to Barrick Gold, you conclude that "any exchange offer by Barrick will be subject to the U.S. exchange offer rules and subject to review by the SEC."

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3257 or Nicholas P. Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

           					Very truly yours,



          					Celeste M. Murphy
						Special Counsel
						Office of Mergers and
						Acquisitions